Exhibit 99.1

A2Z Smart Technologies Announces Voluntary Withdrawal of Short Form Base Shelf Prospectus

TEL AVIV, ISRAEL. October 17, 2022 - A2Z Smart Technologies Corp. (“A2Z” or the “Company”) (TSXV:AZ) (NASDAQ:AZ) announces that it has decided to voluntarily withdraw the amended and restated preliminary short form base shelf prospectus of the Company that was filed on July 26, 2022, due to among, other things, market conditions.

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau

Telephone: 203.972.9200

Email: a2z@imsinvestorrelations.com